09040303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2009
Washington, DC

SEC FILE NUMBER
8-21373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli & Company, Inc.**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Corporate Center
(No. and Street)

Rye	NY	10580-1422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane M. LaPointe
(Area Code – Telephone No.) **(914) 921-7763**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, _____**Diane M. LaPointe**______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____**Gabelli & Company, Inc**.____, as of ___**December 31**,_____________________, **2008**_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Diane M. LaPointe

Signature

Financial & Operations Principal

Title

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5/21/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli & Company, Inc.

We have audited the accompanying Statement of Financial Condition of Gabelli & Company, Inc. (the "Company") as of December 31, 2008. This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this Statement of Financial Condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2009

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$21,667,900
Investments in securities, at fair value	7,165,427
Distribution fees receivable	1,528,387
Receivables from affiliates	185,143
Receivables from brokers and clearing organizations	627,120
Deposit with clearing organization	100,000
Prepaid expenses	180,964
Deferred sales commissions	675,215
Fixed assets, net of accumulated depreciation of $981,706	45,034
Other assets	264,348
Total assets	$32,439,538
Liabilities and stockholder's equity	
Compensation payable	$ 2,903,411
Distribution costs payable	5,514,004
Income taxes payable (including deferred taxes of $259,241)	404,056
Payables to affiliates	759,550
Accrued expenses and other liabilities	785,771
Total liabilities	10,366,792
Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	5,883,980
Retained earnings	16,188,764
Total stockholder's equity	22,072,746
Total liabilities and stockholder's equity	$32,439,538

See accompanying notes.

A. Organization and Business Description

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived primarily from the distribution of Gabelli and GAMCO mutual funds ("Funds") advised by Gabelli Funds, LLC and Teton Advisors, Inc. (formerly Gabelli Advisers, Inc.), brokerage commissions, underwriting fees and selling concessions. Gabelli Funds, LLC and Teton Advisors, Inc. are subsidiaries of GBL. The Company provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follow economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant differences to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company distributes Gabelli and GAMCO open-end Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with an open-end Fund, the Company offers and sells such open-end Fund shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of Third-Party Distribution Programs, financial intermediaries and the Company sales personnel. The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act. The Company is the principal underwriter for funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge.

A. Organization and Business Description (continued)

Under the distribution plans, the open-end Class AAA shares of the Funds (except The Gabelli US Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various Funds pay the Company a distribution or service fee of .25% per year (except the Class A shares of the Westwood Funds which pay .50% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Fund's Board of Directors or Trustees or (ii) the Fund's shareholders and, in either case, the vote of a majority of the Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliate companies. The Company has also been involved in syndicated underwriting activities. It participates in syndicated underwritings of public equity and debt offerings managed by major investment banks. During 2008, however, it did not participate in any syndicated underwritings. Finally, the Company also has investment income generated from its proprietary trading activities.

The Company's principal market is in the United States. In 2007 and 2008, the Company opened research offices in Shanghai, China and Hong Kong, respectively, and will continue to evaluate adding additional research offices throughout the world.

A. Organization and Business Description (continued)

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by three New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company generally classifies money market mutual funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Investments in Securities

Investments in securities, including common stocks and mutual funds, are stated at quoted market prices, while U.S. government obligations are recorded at amortized cost, which approximates fair value. All securities transactions, commissions and related clearing charges are recorded on a trade date basis.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Funds sold without a front-end sales charge are capitalized and amortized over periods from 1 to 8 years, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received on a first-in-first-out basis.

B. Significant Accounting Policies (continued)

Exchange Memberships and Investment in NYSE Euronext

On January 17, 2008, the American Stock Exchange ("AMEX") announced entry into a definitive agreement to be acquired by NYSE Euronext. At that time, the AMEX informed the Company that each regular member would receive $311,924 in NYSE Euronext shares as well as contingent consideration in the form of additional shares of NYSE Euronext common stock based on the net proceeds (net of fees, taxes, and other items), if any, from the expected sale of the AMEX headquarters in lower Manhattan. Prior to the announcement, the Company owned two AMEX memberships carried at a total combined cost of $197,998 and subsequently purchased two additional memberships for $322,500 each. On October 1, 2008, in exchange for the Company's four AMEX memberships, the Company received 32,552 shares of NYSE Euronext and $18.36 cash in lieu of fractional shares. The Company may receive future additional NYSE Euronext shares, dependent on the possible sale of the AMEX headquarters. In addition to the receipt of NYSE Euronext shares, the Company was also offered the right to conduct business on the NYSE exchange, which the Company declined. At December 31, 2008, the remaining 23,552 NYSE Euronext shares are carried at quoted market prices and included in investments in securities.

Commission Revenue

Commission revenue and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations at December 31, 2008.

Distribution Fees and Distribution Costs

Distribution plan fees are accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

B. Significant Accounting Policies (continued)

Income Taxes

Income tax expense is based on pre-tax income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates at which they are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Fair Values of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

Use of Estimates

The preparation of the Company's Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

B. Significant Accounting Policies (continued)

Changes in Accounting Policy

The Company has changed its accounting policy to reflect the adoption of FASB Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 provides guidance for using fair value to measure assets and liabilities. Statement 157 provides guidance to companies about the extent of which to measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Statement 157 does not expand the use of fair value in any new circumstances. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company adopted this statement on January 1, 2008. Although the impact of adopting Statement 157 is immaterial to the Company's financial statements, Statement 157 requires additional disclosures within the footnotes to the financial statements. Please refer to Note E for further details.

C. Related Party Transactions

At December 31, 2008, the Company had an investment of $21,469,404 in Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2008, the Company earned approximately 70% of its commission revenue from transactions executed on behalf of clients of affiliated companies.

As distributor, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of fund shares, for which it receives a fee from said funds.

The Company serves as the principal distributor for the funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. In connection with its role as principal distributor, the Company has distribution fees receivable of $1,528,387 at December 31, 2008. These fees were collected in January 2009.

C. Related Party Transactions (continued)

Gabelli Funds, LLC and Teton Advisors, Inc. have agreed to reimburse the Company for distribution costs in excess of the distribution fees received from the funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. When distribution fees exceed distribution costs, the Company will reimburse Gabelli Funds, LLC and Teton Advisors, Inc. up to the amount previously reimbursed to the Company. As of December 31, 2008, total amount reimbursable to Gabelli Funds, LLC and Teton Advisors, Inc. was $4,826,962.

The Funds reimburse the Company an approved number of basis points, which is determined by the Funds' Board of Directors quarterly, on certain No Transaction Fee ("NTF") expenses. At December 31, 2008, the related receivable was $135,300 and is included in receivables from affiliates.

The Company pays GBL a monthly management fee equal to 20% of the Company's pretax profits before consideration of this fee. In 2008, the Company did not pay GBL this fee as there were no pretax profits. The Company also pays GBL an administrative management fee of 2.75% of total brokerage income (as defined in an agreement between the parties). The Company also pays or receives from GBL the amount of its portion of the consolidated current tax expense or benefit, respectively. See Note G for details.

At December 31, 2008, the receivables from affiliates consisted of compensation and administrative expenses paid by the Company on behalf of affiliates, and the payables to affiliates primarily consisted of income taxes due to GBL.

The Company is charged or incurs certain overhead expenses that are by or on behalf of other affiliates. These overhead expenses are allocated to the Company by other affiliates or allocated by the Company to other affiliates as the expenses are incurred, based upon methodologies periodically reviewed by the management of the Company and the affiliates.

The Company, as a subsidiary of GBL, benefits from certain synergies in respect to the Company's expenses. If the Company were no longer a subsidiary of GBL, the expenses of the Company could be higher.

D. Investments in Securities

Investments in securities are recorded at quoted market prices or, in the case of U.S. government obligations, at amortized cost, which approximates fair value, and consist of the following at December 31, 2008:

U.S. government obligations	$ 4,988,931
Common stocks	2,066,887
Mutual funds	35,332
Other	74,277
Total	$ 7,165,427

E. Fair Value

In September 2006, the FASB issued Statement 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. All of the instruments within investments in securities are measured at fair value or, in the case of U.S. government obligations, at amortized cost, which approximates fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Statement 157. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

E. Fair Value (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, per Statement 157, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. As of December 31, 2008, there were no Level 3 securities owned by the Company.

Many of our securities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Company and others are willing to pay for an asset. Ask prices represent the lowest price that the Company and others are willing to accept for an asset.

Cash and cash equivalents - Cash and cash equivalents, which include investments in money market mutual funds, are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, cash and cash equivalents are categorized in Level 1 of the fair value hierarchy.

Investments in securities - Investments in securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Investments in United States Treasury Bills valued at amortized cost, which approximates fair value, are included in Level 1 and were $4,988,931 as of December 31, 2008.

E. Fair Value (continued)

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2008

Assets	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance as of December 31, 2008**
Cash and cash equivalents	$21,667,900	-	-	$21,667,900
Investments in securities	7,163,630	1,797	-	7,165,427
Total financial instruments owned	$28,831,530	$ 1,797	$ -	$28,833,327

F. Retirement Plan

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G. Income Taxes

The Company is included in the consolidated U.S. Federal, State, and Local income tax returns of GBL. The Company's Federal, State, and Local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company records its tax under the guidance of FIN 48. As of December 31, 2008, the Company's gross unrecognized tax benefits were $142,764 (excluding interest and penalties of $64,955), of which $92,797, if recognized, would affect the Company's effective tax rate. A reconciliation of the change in unrecognized tax benefits for the year ended December 31, 2008 is as follows:

Balance at January 1, 2008	$ 332,813
Reductions based on tax positions related to the current year	(5,157)
Change in prior year estimates	(184,892)
Balance at December 31, 2008	$ 142,764

The Company continues to record both interest and penalties with respect to unrecognized tax benefits as a component of income tax expense. As of December 31, 2008, the Company had recorded reserves of $64,955 related to interest and penalties, of which, $49,688, if recognized, would affect the Company's effective tax rate.

As of December 31, 2008, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2004 and state examinations for years after 2000.

The Company has a deferred tax liability of $259,241 related primarily to the amortization of deferred sales commissions, unrealized gain on investments in securities, and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

H. Stockholder's Equity

On December 1, 2008, the Company declared a dividend to its sole shareholder, Gabelli Securities, Inc., of $5,000,000. The dividend was paid on December 4, 2008.

I. Guarantees and Contingencies

As described in Note A, the Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2008, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote. Utilizing the methodology in the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", the Company's estimate of the value of such agreements is de minimis, and therefore an accrual has not been made in the financial statements.

In the normal course of business, the Company has been, and may continue to be, named in legal actions, including recently-filed FINRA arbitration claims. These claims can seek substantial compensatory and/or punitive damages. The Company cannot predict the ultimate outcome of these claims at this early stage nor can it estimate a possible loss amount, if any.

J. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. A $5 million cash dividend was paid in 2008 pursuant to the Company exceeding the required net capital levels. The Company's requirement was $250,000 at December 31, 2008. The Company had net capital, as defined, of $18,242,091, exceeding the requirement by $17,992,091 at December 31, 2008. The Company's net capital, as defined, may be reduced when the Company is involved in firm commitment underwriting activities. This did not occur as of December 31, 2008. There were no subordinated borrowings at anytime during the year ended December 31, 2008.

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Statement of Financial Condition

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)
December 31, 2008
With Report of Independent Registered Public
Accounting Firm